EXHIBIT 99.1

CDT Environmental Technology Announces Receipt of Notification Letter from Nasdaq

SHENZHEN, China – June 20, 2025 – CDT Environmental Technology Investment Holdings Limited (NASDAQ:CDTG) (“CDT” or the “Company”), a leading provider of waste treatment systems and services throughout China, today announced that it received a notification letter, dated June 18, 2025 (the “Notification Letter”), from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) indicating that the Company is no longer in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) as the Company’s closing bid price per ordinary share, par value US$0.0025 per share, was below US$1.00 for a period of 30 consecutive business days. The Notification Letter does not result in the immediate delisting of the Company’s securities.

The Company would like to clarify that the Notification Letter has no current effect on the listing or trading of the Company’s securities on Nasdaq. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial compliance period of 180 calendar days, or until December 15, 2025 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. If at any time during the Compliance Period the closing bid price per ordinary share is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by December 15, 2025, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intention to cure for the minimum bid price requirement.

The Company intends to monitor the closing bid price of its ordinary shares between now and December 15, 2025, and is considering its options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other applicable Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, visit CDT’s website at https://www.cdthb.cn

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